                                                                    EXHIBIT 99.1

                               QUINTALINUX LIMITED

         The following information is being filed by Quintalinux Limited ("QLNX") in order to demonstrate compliance with the Nasdaq National Market requirement regarding Market Value of Public Float.


                                 STOCK OWNERSHIP

         The following table sets forth the number of shares of our common stock owned beneficially as of June 7, 2001 by:

         o each person known by us to have owned beneficially more than ten percent of our shares then outstanding;
         o    by each of our current officers and directors; and
         o    by all of our current officers and directors as a group.

         This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. As far as is known to our management, no person owned beneficially more than ten percent of our outstanding shares of common stock as of June 7, 2001 except as set forth below.

                                                                                                NUMBER
                                                                                         SHARES BENEFICIALLY
NAME OF BENEFICIAL HOLDER                                                                        OWNED        PERCENT
-------------------------                                                                -------------------  -------
CHU Tat (1).........................................................................           4,339,402       44.0
Perick LI Wai Ho (2)................................................................           3,082,848       31.3
David LEE Chai Ve (3)...............................................................              80,000          *
CHAN Kin Hang (4)...................................................................              76,667          *
CHEUNG Kwok Ho, Richard (5).........................................................              16,667          *
Ryoji SHIKIBA (6)...................................................................              16,667          *
CHAN Sai Keung (7)..................................................................              20,000          *
Samuel YUNG Wing Ki (8).............................................................              20,000          *
Fernando MARCHITELLI (9)............................................................              20,000          *
All directors and executive officers as a group (9 persons).........................           7,672,251       73.8

-----------

*   Represents less than 1% of the outstanding common stock.


(1) Mr. Chu owns 3,981,402 shares which are held as follows: 2,000,000 shares are owned of record by Asian Progress Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Chu. Mr. Chu is also deemed to own 1,981,402 shares of the 2,714,250 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 73% owned by Mr. Chu.

    In addition to his 3,981,402 shares, Mr. Chu owns options which are currently exercisable to acquire 358,000 shares of common stock.

(2) Mr. Li owns 2,732,848 shares which are held as follows: 2,000,000 shares are owned of record by Oceanic Land Holdings Limited, a British Virgin Islands corporation which is solely owned by Mr. Li. Mr. Li is also deemed to own 732,848 shares of the 2,714,250 shares owned of record by Muehl Products & Service Asia Limited, a British Virgin Islands corporation which is 27% owned by Mr. Li.

    In addition to his 2,732,848 shares, Mr. Li owns options which are currently exercisable to acquire 350,000 shares of common stock.

(3) Represents options currently exercisable to acquire 80,000 shares of common stock.

(4) Includes options currently exercisable to acquire 16,667 shares of common stock.

(5) Represents options currently exercisable to acquire 16,667 shares of common stock.

(6) Represents options currently exercisable to acquire 16,667 shares of common stock.

(7) Represents options currently exercisable to acquire 20,000 shares of common stock.

(8) Represents options currently exercisable to acquire 20,000 shares of common stock.

(9) Represents options currently exercisable to acquire 20,000 shares of common stock.